Exhibit 99.1

Lotus Technology Inc. Announces US$23 Million Strategic Investment from ECARX Holdings Inc.

NEW YORK, December 29, 2025 (GLOBE NEWSWIRE) — Lotus Technology Inc. (“Lotus Tech” or the “Company”) (Nasdaq: LOT), a leading global intelligent and luxury mobility provider, today announced that the Company entered into a share subscription agreement (the “Subscription Agreement”) with ECARX Holdings Inc. (“ECARX”) (Nasdaq: ECX), a global mobility technology provider, on December 23, 2025. ECARX has agreed to subscribe for and purchase from the Company, through a private placement, a total of 16,788,321 newly issued ordinary shares of the Company at a price of US$1.37 per ordinary share, for a total purchase price of US$23 million. The private placement is subject to customary closing conditions and is expected to close within 30 days following the execution of the Subscription Agreement. The ordinary shares to be purchased by ECARX in this private placement will be subject to a six-month lock-up period with certain customary exceptions.

The strategic investment is designed to significantly broaden the collaborative framework between the two companies, deepening the existing relationship into a more integrated, strategic global partnership.

Mr. Qingfeng Feng, Chief Executive Officer of Lotus Tech, commented: “This investment strengthens our long-standing partnership with ECARX, a pivotal collaborator in our mission to redefine in-vehicle intelligence. This strengthened partnership underscores the deepened global collaboration with ECARX and our shared unwavering commitment to accelerate innovation of next-generation intelligent cockpit ecosystems to deliver unparalleled AI-driven experiences. It also demonstrates a strong vote of confidence in our long-term value creation for shareholders.”

Mr. Ziyu Shen, Chief Executive Officer and Chairman of ECARX, commented, “This strategic investment represents a natural and significant step forward in ECARX’s evolving partnership with Lotus Tech, building upon the deep technical collaboration we already share. Lotus is an iconic brand with strong global recognition, and I remain optimistic about its growth potential in international markets. I look forward to seeing ECARX’s Pikes computing platform combined with ECARX’s world-leading Cloudpeak software platform empower Lotus to establish a robust foundation for the next-generation intelligent driving experience worldwide.”

The securities offered in this private placement have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state or other applicable jurisdiction’s securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws. This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

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About Lotus Technology Inc.

Lotus Technology Inc. has operations across the UK, the EU and China. The Company is dedicated to delivering luxury lifestyle electric vehicles, with a focus on world-class R&D in next-generation automobility technologies such as electrification, digitalisation and more. For more information about Lotus Technology Inc., please visit www.group-lotus.com.

About ECARX

ECARX (Nasdaq: ECX) is a global automotive technology provider with capabilities to deliver turnkey solutions for next-generation smart vehicles, from the system-on-a-chip (SoC) to central computing platforms and software. As automakers develop new vehicle architectures, ECARX is developing full-stack solutions to enhance the user experience while reducing complexity and cost.

Founded in 2017 and listed on Nasdaq in 2022, ECARX now has over 1,500 employees based in 13 major locations in China, UK, USA, Brazil, Singapore, Malaysia, Sweden and Germany. The co-founders are two automotive entrepreneurs: Chairman and CEO Ziyu Shen and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group. To date, ECARX products can be found in approximately 10 million vehicles worldwide.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. Forward-looking statements involve inherent risks and uncertainties, including those identified under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lotus Technology Inc. undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact Information
For investor inquiries
ir@group-lotus.com

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